Exhibit 99.1

HIGHLIGHTS

 “In the first quarter of 2021, TORM achieved an EBITDA of USD 19m, in a market which continues to be impacted by the pandemic. Further I am pleased that we have just purchased three LR2 vessels on top of the eight MR vessels acquired earlier this year” says Executive Director Jacob Meldgaard.

RESULT
In the first quarter of 2021, TORM achieved TCE rates of USD/day 13,493 (2020, same period: USD/day 23,642) and an EBITDA of USD 18.9m (2020, same period: USD 101.5m). The loss before tax amounted to USD -21.1m (2020, same period a profit of USD 56.8m), and earnings per share (EPS) was negative by USD -0.29 or DKK -1.8 (2020, same period: USD 0.76 or DKK 5.1). The result includes an unrealized loss from freight derivatives of USD 7m. Cash flow from operating activities was positive at USD 9.8m in the first quarter of 2021 (2020, same period: USD 49.8m), and Return on Invested Capital (RoIC) was -2.7% (2020, same period: 15.4%).

MARKET CONDITIONS
The weak conditions in the product tanker market continued from the end of 2020 into the start of 2021. Global oil demand recovery was negatively affected by increasing COVID-19 cases in many regions and the OPEC+ quota regime continued to suppress the tanker market, however with product tankers performing stronger than crude tankers. As the quarter progressed, the Texas winter storm and the blocking of the Suez Canal supported the product tanker market, especially the larger vessels, with LR2 spot rate benchmarks reaching levels above USD/day 20,000 by the end of the quarter.

OPERATIONAL UPDATE
During the COVID-19 pandemic, TORM has fully maintained its excellent operations thanks to the One TORM platform. As vaccines are rolled out all over the world and the COVID-19 situation improves, operations will further normalize. However, with the recent increase in COVID-19 cases in India, TORM is implementing additional precautionary measures in the region with the aim of safeguarding both the shore-based organization and TORM’s crew to the largest extent. None of these measures will impact TORM’s overall operations.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	1

HIGHLIGHTS

VESSEL TRANSACTIONS
During the first quarter of 2021, TORM entered into an agreement to purchase eight 2007-2012 built MR product tanker vessels from Team Tankers Deep Sea Ltd. for a total cash consideration of USD 82.5m and the issuance of 5.97 million shares. The vessels were all built at the Croatian shipyard Brodotrogir and have high technical specifications with six of the vessels having specialized cargo tank configurations and extended tank segregations (IMO 2), allowing for enhanced trading flexibility through chemical trading options. TORM has taken delivery of two vessels so far in the second quarter and the remaining vessels are scheduled to be delivered during the remainder of the second quarter and in the third quarter of 2021. In connection with each delivery, TORM is issuing shares to Team Tankers in tranches based on the individual vessel’s relative value. So far in the second quarter 1.70 million shares have been issued to Team Tankers.

TORM has financed the Team Tanker vessels on attractive terms with maturities in 2026.The 2009-2012 built vessels will be financed by increasing TORM’s existing Syndicated Term Facility with a new Revolving Facility of up to USD 64m provided pro rata by the existing syndicate banks (ABN AMRO, Danske Bank, ING, Nordea, Credit Agricole, Société Générale and Swedbank), and the 2007-2008 built vessels will be financed through a new term facility with Hamburg Commercial Bank amounting up to USD 28m. During the second quarter to date TORM has drawn USD 26.9m on the new facilities.

After the end of the quarter, TORM has purchased the three 2015-built scrubber-fitted and fuel-efficient LR2 vessels Nissos Schinoussa, Nissos Heraclea and Nissos Therassia from Okeanis Eco Tankers Corp. for a total consideration of USD 120.8m. The vessels are expected to be delivered during the remainder of the second quarter and in the third quarter of 2021.

TORM has obtained commitment for the financing of two of the vessels from Danish Ship Finance for USD 60.0m subject to finalization of the documentation. The third vessel is expected to be financed through a sale and leaseback agreement with a Chinese financial institution for proceeds of USD 32.2m. In this connection, TORM expects to enter into two additional sale and leaseback agreements providing USD 24m in net liquidity. TORM has agreed key terms for the three sale and leaseback agreements.

After the end the quarter, TORM has also sold the MR vessel TORM Carina. Net of debt repayment, the sale will generate USD 6m in liquidity. The vessel is expected to be delivered to the new owner during the second quarter of 2021.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	2

HIGHLIGHTS

LIQUIDITY
As of 31 March 2021, TORM’s available liquidity was USD 329.4m consisting of USD 116.5m in cash and cash equivalents, USD 136.9m in undrawn credit facilities and USD 76.0m of sale and leaseback financing related to TORM’s two LR2 newbuildings. Cash and cash equivalents include USD 36.9m in restricted cash, primarily related to collateral for financial instruments. As of 31 March 2021, net interest-bearing debt amounted to USD 743.4m, and TORM's net loan-to-value (LTV) ratio was 55%.

VESSEL VALUES
Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,705.1m as of end March 2021. Compared to broker valuations as of 31 December 2020, the market value of the fleet decreased by USD 27.9m when adjusted for acquired and sold vessels. The book value of TORM’s fleet was USD 1,744.0m as of 31 March 2021 excluding outstanding payments on the two LR2 newbuildings and the eight MR vessels acquired from Team Tankers of a total of USD 209.7m. The outstanding installments include payment for scrubbers related to the two LR2 newbuildings.

NET ASSET VALUE
Based on broker valuations, TORM’s Net Asset Value (NAV) excluding charter commitments was estimated at USD 788.2m as of 31 March 2021 corresponding to a NAV/share of USD 10.6 (DKK 67.3). TORM’s book equity amounted to USD 1,003.6m as of 31 March 2021 corresponding to a book equity/share of USD 13.5 (DKK 85.7).

SCRUBBER UPDATE
As of 31 March 2021, TORM had installed 46 scrubbers out of 50 planned and the remaining 4 are expected to be installed during the remainder of 2021 and the first quarter of 2022, including two on the LR2 newbuildings. With the purchase of the three 2015-built scrubber-fitted LR2 vessels, TORM will have a total of 53 scrubbers installed.

COVERAGE
As of 31 March 2021, 32% of the remaining total earning days in 2021 were covered at an average rate of USD/day 14,982. As of 07 May 2021, the coverage for the second quarter of 2021 was 78% at USD/day 14,821. For the individual segments, the coverage was 112% at USD/day 15,781 for LR2, 87% at USD/day 14,781 for LR1, 72% at USD/day 14,660 for MR and 47% at USD/day 11,624 for Handysize.

On behalf of TORM plc

Christopher H. Boehringer, Chairman of the Board of Directors 12 May 2021

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	3

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	4

KEY FIGURES

USDm	Q1 2021	Q1 2020	FY 2020

INCOME STATEMENT
Revenue	124.1	242.6	747.4
Time charter equivalent earnings (TCE) ¹⁾	76.7	158.2	519.5
Gross profit ¹⁾	32.4	115.1	341.1
EBITDA ¹⁾	18.9	101.5	271.9
Operating profit/(loss) (EBIT)	-11.6	70.1	138.9
Financial items	-9.5	-13.3	-49.4
Profit/(loss) before tax	-21.1	56.8	89.5
Net profit/(loss) for the year/period	-21.3	56.4	88.1
Net profit/(loss) ex. non-recurrent items¹⁾	-21.3	57.9	122.1

BALANCE SHEET
Non-current assets	1,763.9	1,825.2	1,754.9
Total assets	1,999.3	2,101.4	1,998.6
Equity	1,003.6	1,045.5	1,017.5
Total liabilities	995.7	1,055.9	981.1
Invested capital ¹⁾	1,735.0	1,831.9	1,719.4
Net interest-bearing debt ¹⁾	743.4	797.8	713.1
Net Asset Value (NAV) (USDm) ²⁾	788.2	993.2	801.4
Cash and cash equivalents	116.5	129.3	135.6

¹⁾ For definition of the calculated key figures, please refer to the glossary on pages 25-30.

	Q1 2021	Q1 2020	FY 2020

KEY FINANCIAL FIGURES ¹⁾
Gross margins:
EBITDA	15.2%	41.8%	36.4%
Operating profit/(loss)	-9.3%	28.9%	18.6%
Return on Equity (RoE)	-8.4%	22.0%	8.7%
Return on Invested Capital (RoIC)	-2.7%	15.4%	7.8%
Adjusted RoIC	-2.7%	15.2%	9.3%
Equity ratio	50.2%	49.8%	50.9%
TCE per day (USD)	13,493	23,643	19,800
OPEX per day (USD)	6,767	6,089	6,398
Net Loan-to-value (LTV) ratio	55.5%	49.1%	50.8%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share	-0.29	0.76	1.19
Diluted earnings/(loss) per share	-0.28	0.75	1.19
Dividend per share	-	-	0.85
Net Asset Value per share (NAV/share) ³⁾	10.6	13.3	10.8
Stock price in DKK, end of period ³⁾	57.8	57.8	45.0
Number of shares ex. treasury shares (mill.)³⁾	74.4	74.8	74.4
Number of shares (excluding treasury shares), weighted average (million)	74.4	75.2	74.3

¹⁾ For definition of the calculated key figures, please refer to the Glossary on pages 25-30.
²⁾ Based on broker valuations, excluding charter commitments.
³⁾ End of period

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	5

THE PRODUCT TANKER MARKET

The weak conditions in the product tanker market continued from the end of 2020 into the start of 2021. Global oil demand recovery was negatively affected by increasing COVID-19 cases in many regions of the world and the OPEC+ quota regime continued to suppress the tanker market, however, with product tankers performing stronger than crude tankers. The larger product tankers reached levels above USD/day 20,000 towards the end of the quarter where product tanker vessel values also expirieced a positive development as the market for second-hand tonnage tightend. This positive trend has continued into the second quarter.

Increasing new COVID-19 cases led to new lock-down measures in several European and Asian countries at the start of the quarter, negatively affecting the oil demand recovery. After steadily climbing since April 2020, global oil demand lost some of the gained ground in January 2021. However, as the quarter progressed, oil demand gained momentum again as vaccinations were rolled out, still leaving the oil demand recovery fragile with the COVID-19 situation still evolving.

Along with new lockdowns, OPEC+ decided to postpone the scheduled move to its phase 3 production targets, and left quotas unchanged for the first four months of the year, with only gradual increases in quotas planned from May 2021 ans onwards. In addition, Saudi Arabia voluntarily cut its production by an additional 1 mb/d in February 2021 through April 2021, further aggravating the negative sentiment in the crude tanker market. This encouraged additional LR2 clean-ups, continuing the trend from 2020 and incentivized crude tankers newbuildings cannibalization.

Despite the suffering crude tanker market, product tanker earnings managed to hold somewhat better. The winter storm in Texas in mid-February 2021 led to around 5 mb/d of US Gulf Coast refinery capacity taken offline at its peak. This resulted in US refinery runs falling to a historically low level and supported a 36% month-on-month increase in the US seaborne imports of refined oil products in March 2021, as affected refineries only gradually returned online. Especially the transatlantic trade benefitted, but product inflow from Asia was also observed to cater for lost output in the US.

The tighter Atlantic market following the Texas winter storm gave an opportunity for Middle Eastern and Asian refiners to export more cargo, both diesel and gasoline, to the West in the second half of the quarter. As such, flows on westbound long haul routes, mainly into Western Africa and Europe, climbed by 25% month-on-month in March 2021 to reach the highest level since May 2020. This supported especially the largest product tankers, with LR2 benchmarks reaching levels above USD/day 20,000 by the end of the quarter. The week-long blockage of the Suez Canal in March 2021 sent a number of vessels around the Cape of Good Hope, although with short-lived impact on the market. Negatively, a worsening COVID-19 situation in South America led to generally lower imports to the region, which offset the otherwise positive ton-mile effect from Europe replacing cargoes from the US due to the refinery issues related to the Texas winter storm. However, the COVID-19 situation in especially Mexico improved in the second half of the quarter, supporting increased import.

The global product tanker fleet (+25,000 dwt) grew by 0.9% in the first quarter of 2021 (source: TORM).

TORM’s product tanker fleet realized average TCE earnings of USD/day 13,493 (43% down year on year), during the quarter
•	LR2 at USD/day 16,455 (43% down year on year)
•	LR1 at USD/day 14,750 (39% down year on year)
•	MR at USD/day 12,935 (42% down year on year)
•	Handysize at USD/day 7,362 (64% down year on year)

Outlook
•	As of 31 March 2021, TORM had covered 32% of the remaining earning days in 2021 at USD/day 14,982
•	As of 7 May 2021, the coverage for the second quarter of 2021 was 78% at USD/day 14,821
•	As 14,236 earning days in 2021 are unfixed as of 31 March 2021, a change in freight rates of USD/day 1,000 will impact the full-year profit before tax by USD 14.2m

Coverage data and operational data per vessel type are shown in the tables on the following two pages.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	6

COVERED AND CHARTERED-IN DAYS IN TORM – DATA AS OF 31 MARCH 2021

	2021	2022	2023
Owned days
LR2	2,605	3,630	3,485
LR1	2,430	3,093	3,234
MR	13,250	18,316	18,203
Handysize	547	725	698
Total	18,832	25,764	25,621

Chartered-in and leaseback days at fixed rate
LR2	31	695	726
LR1	-	-	-
MR	2,188	2,903	2,899
Handysize	-	-	-
Total	2,219	3,598	3,625

Total physical days
LR2	2,636	4,325	4,211
LR1	2,430	3,093	3,234
MR	15,439	21,219	21,102
Handysize	547	725	698
Total	21,051	29,362	29,246

Fair value of freight rate contracts that are mark-to-market in the income statement:
- Contracts not included above: USD 8.2m
- Contracts included above: USD -13.9m

	2021	2022	2023
Covered, %
LR2	74%	3%	0%
LR1	34%	0%	0%
MR	26%	2%	0%
Handysize	5%	0%	0%
Total	32%	2%	0%

Covered days
LR2	1,947	136	-
LR1	830	-	-
MR	4,011	323	-
Handysize	26	-	-
Total	6,815	459	-

Coverage rates, USD/day
LR2	16,236	16,776	-
LR1	14,776	-	-
MR	14,445	15,241	-
Handysize	10,717	-	-
Total	14,982	15,695	-

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	7

EARNINGS DATA

USDm	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Change Q1 20 - Q1 21	12-month avg.

LR2 vessels
Available earning days	1,019	1,002	901	873	847	-17%
Spot rates ¹⁾	31,013	37,677	21,495	18,510	10,221	-67%	25,233
TCE per earning day ²⁾	29,108	32,732	23,854	19,632	16,455	-43%	23,562
Operating days	1,092	1,092	984	920	900	-18%
Operating expenses per operating day ³⁾	6,273	6,864	7,756	7,274	6,779	8%	7,167
LR1 vessels
Available earning days	779	812	811	826	805	3%
Spot rates ¹⁾	25,421	30,116	20,703	13,081	13,710	-46%	19,526
TCE per earning day ²⁾	24,329	31,655	20,629	14,931	14,750	-39%	20,481
Operating days	812	819	828	828	810	0%
Operating expenses per operating day ³⁾	6,343	5,787	6,530	6,752	7,527	19%	6,647
MR vessels
Available earning days	4,703	4,791	4,663	4,372	4,378	-7%
Spot rates ¹⁾	22,974	23,297	15,259	11,082	11,838	-48%	15,596
TCE per earning day ²⁾	22,461	23,012	15,077	11,243	12,935	-42%	15,730
Operating days	4,992	5,069	4,987	4,715	4,663	-7%
Operating expenses per operating day ³⁾	5,992	5,910	6,595	6,681	6,656	11%	6,452
Handy vessels
Available earning days	182	182	183	116	176	-4%
Spot rates ¹⁾	19,535	15,872	7,193	9,051	7,382	-62%	9,946
TCE per earning day ²⁾	20,649	15,270	7,628	8,257	7,362	-64%	9,786
Operating days	190	182	184	184	180	-5%
Operating expenses per operating day ³⁾	6,518	5,097	6,186	6,826	6,159	-6%	6,069
Tanker segment
Available earning days	6,684	6,787	6,558	6,187	6,206	-7%
Spot rates ¹⁾	24,116	25,528	16,220	11,717	11,889	-51%	16,698
TCE per earning day ²⁾	23,643	25,274	16,762	12,863	13,493	-43%	17,281
Operating days	7,086	7,162	6,983	6,647	6,553	-8%
Operating expenses per operating day ³⁾	6,089	6,021	6,740	6,776	6,767	11%	6,567
¹⁾ Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses.
²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
³⁾ Operating expenses are related to owned vessels and vessels on bareboat charter-in.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	8

TORM FLEET DEVELOPMENT

TORM FLEET DEVELOPMENT
The table shows TORM’s operating fleet. In addition to 65 owned product tankers on the water, TORM had eight vessels under sale and leaseback arrangements as of 31 March 2021.

As of 31 March 2021, TORM had two LR2 newbuildings on order with one vessel expected to be delivered in the fourth quarter of 2021 and one in the first quarter of 2022. During the first quarter, TORM has agreed to buy eight MR vessels with expected delivery in Q2 2021 and Q3 2021.

After the quarter ended, TORM has purchased three LR2 vessels with expected delivery in the remainder of the second quarter and the third quarter of 2021 and sold one MR vessel with expected delivery to the new owner during the second quarter of 2021.

	Q4 2020	Changes	Q1 2021	Changes	2021	Changes	2022
Owned vessels
LR2	10	-	10	2	12	-	12
LR1	9	-	9	-	9	-	9
MR	43	1	44	7	51	-	51
Handysize	2	-	2	-	2	-	2
Total	64	1	65	9	74	-	74

Chartered-in and leaseback vessels
LR2	-	-	-	2	2	1	3
LR1	-	-	-	-	-	-	-
MR	8	-	8	-	8	-	8
Handysize	-	-	-	-	-	-	-
Total	8	-	8	2	10	1	11

Total fleet	72	1	73	11	84	1	85

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	9

FINANCIAL REVIEW

INCOME STATEMENT
The gross profit for the three months ended 31 March 2021 was USD 32.4m (2020, same period: USD 115.1m). The decrease compared to the same period in 2020 was due to lower freight rates and fewer available earning days. The average TCE rate for the three months ended 31 March 2021 was USD/day 13,493 (2020, same period: USD/day 23,643). Available earning days were 6,206 (2020, same period: 6,684).
Administrative expenses for the three months ended 31 March 2021 were USD 13.6m (2020, same period: USD 13.8m).
The result before interest, tax and depreciation (EBITDA) for the three months ended 31 March 2021 was a profit of USD 18.9m (2020, same period: USD 101.5m).
Depreciation for the three months ended 31 March 2021 was USD 30.5m (2020, same period: USD 31.4m). The decrease in depreciation was caused by lower drydocking depreciations due to preponement of drydock activity in 2020.

The primary operating loss (EBIT) for the three months ended 31 March 2021 was USD -11.6m (2020, same period: profit USD 70.1m). The decrease was mainly due to lower freight rates.

Financial expenses for the three months ended 31 March 2021 were USD 9.8m (2020, same period: USD 14.2m). The decrease was driven by lower interests in connection with the 2020 refinancing combined with accelerated amortization of costs for the three months ended 31 March 2020 relating to debt paid during the refinancing.

The result after tax for the three months ended 31 March 2021 was USD -21.3m (2020, same period: USD 56.4m).

OTHER COMPREHENSIVE INCOME
Other comprehensive income for the three months ended 31 March 2021 was USD 6.0m (2020, same period: USD -17.8m). The increase was primarily due to positive fair value adjustment of interest rate swaps.

Total comprehensive loss for the three months ended 31 March 2021 was USD -15.3m (2020, same period: income of USD 38.6m). The development in total comprehensive income was primarily driven by a decrease in the net profit for the period partly offset by a positive fair value adjustment on hedging instruments.

ASSETS
As of 31 March 2021, total assets amounted to USD 1,999.3m.

The carrying value of the fleet including prepayments was USD 1,744.0m as of 31 March 2021. The outstanding installments on the LR2 vessels under construction represented USD 85.9m as of 31 March 2021. Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,705.1m as of 31 March 2021.

DEBT
As of 31 March 2021, net interest-bearing debt amounted to USD 743.4m. As of 31 March 2021, TORM was in compliance with the financial covenants.

EQUITY
As of 31 March 2021, TORM’s equity was USD 1,003.6m. TORM held treasury shares equivalent to 0.7% of the Company's share capital.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	10

FINANCIAL REVIEW

LIQUIDITY
As of 31 March 2021, TORM’s available liquidity was USD 329.4m consisting of USD 116.5m in cash and cash equivalents, USD 136.9m in undrawn credit facilities and USD 76.0m sale and leaseback financing related to TORM’s two LR2 newbuildings. Cash and cash equivalents include USD 36.9m in restricted cash, primarily related to collateral for financial instruments. As of 31 March 2021, net interest-bearing debt amounted to USD 743.4m, and TORM's net loan-to-value (LTV) ratio was 55%.

As of 31 March 2021 TORM had CAPEX commitments of USD 209.7m related to two LR2 vessels under construction and related scrubbers and for take over of eight secondhand vessels from Team Tankers. In addition, TORM has CAPEX commitments of USD 3.1m for scrubber retrofit installations included in these commitments.

CASH FLOW
Cash flow from operating activities for the three months ended 31 March 2021 amounted to USD 9.8 m (2020, same period: USD 49.8m). The decrease was primarily due to a decrease in cash flows from primary activities, partly offset by a decrease in cash-outflow in working capital and paid financial expenses.

Cash flow from investing activities for the three months ended 31 March 2021 was USD -31.9m (2020, same period: USD –63.1m). The change was driven by a decrease in cash flow from investments in vessels and partly offset by cash inflow from changes in restricted cash.

Cash flow from financing activities for the three months ended 31 March 2021 was USD 12.2m (2020, same period: USD 66.4m). The change was mainly driven by the refinancing in the first quarter of 2020.

Net cash flow from operating, investing and financing activities for the three months ended 31 March 2021 was USD -9.9m (2020, same period: USD 53.1m). The decrease was mainly driven by the decrease in cash in-flow from financing and operating activities combined with a decrease in cash-outflow from investing activities.

RELATED PARTY TRANSACTIONS
During the three months ended 31 March 2021, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 0.9m in total. The joint venture will continue to assist TORM in installing scrubbers.

RISKS AND UNCERTAINTIES
There are a number of key risks and uncertainties which could have a material impact on the Group’s performance over the remaining nine months of 2021. Risks and uncertainties, along with the mitigation measures put in place to reduce risks, remain unchanged from those published in the Annual Report 2020 and are summarized below:

•
Tanker freight rates – The risk of sustained low tanker freight rates or of TORM not being able to predict and act on the development of these. Furthermore, TORM is active in the cyclical product tanker industry where earnings may also be affected by seasonality and geopolitical events. The outbreak of the COVID-19 and the oil demand, supply and price development underpin the risk

•	Bunker price – The risk of unexpected bunker price increases not covered by corresponding freight rate increases
•	Timing of sale and purchase of vessels – The risk of TORM not selling and purchasing vessels timely relative to market developments and business requirements

For further information and a detailed description of the most significant risks, please refer to Note 20 of the Annual Report 2020.

DIVIDENDS
In line with the Company’s Distribution Policy to semi-annually distribute 25 to 50% of net income following the half-year and full-year results, no dividends have been recommended by the Board of Directors for the three months ended 31 March 2021.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	11

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•
The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and as issued by the International Accounting Standards Board (”IASB”)

•
The interim management report includes a fair review of the important events during the first three months of the financial year and a description of the principal risks and uncertainties for the remaining nine months of the year

•	The interim management report includes a fair review of the material related party transactions that have taken place in the period and material changes to those described in the last annual report

By order of the Board of Directors

Jacob Meldgaard
Executive Director
12 May 2021

Disclaimer
The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	12

CONDENSED CONSOLIDATED INCOME STATEMENT

USDm	Note	Q1 2021	Q1 2020	FY 2020
Revenue		124.1	242.6	734.4
Port expenses, bunkers and commissions		-47.4	-84.4	-214.9
Operating expenses	1	-44.3	-43.1	-178.4
Profit from sale of vessels		-	-	1.1
Administrative expenses	1, 2	-13.6	-13.8	-50.8
Other operating income and expenses		-	0.2	-19.3
Share of profit/(loss) from joint ventures		0.1	-	-0.2
Impairment losses and reversal of impairment on tangible assets	2, 4	-	-	-11.1
Depreciation	2	-30.5	-31.4	-121.9
Operating profit/(loss) (EBIT)		-11.6	70.1	138.9

Financial income		0.3	0.9	0.5
Financial expenses		-9.8	-14.2	-49.9
Profit/(loss) before tax		-21.1	56.8	89.5

Tax		-0.2	-0.4	-1.4
Net profit/(loss) for the period		-21.3	56.4	88.1

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)		-0.29	0.76	1.19
Diluted earnings/(loss) per share (USD)		-0.28	0.75	1.19

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	13

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

USDm	Q1 2021	Q1 2020	FY 2020

Net profit/(loss) for the year	-21.3	56.4	88.1

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	-	-0.2	0.0
Fair value adjustment on hedging instruments	3.3	-18.3	-2.1
Fair value adjustment on hedging instruments transferred to income statement	2.7	0.7	-6.9

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	-	-	0.1
Other comprehensive income/(loss) after tax ¹⁾	6.0	-17.8	-8.8

Total comprehensive income/(loss) for the year	-15.3	38.6	79.3

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	14

CONDENSED CONSOLIDATED BALANCE SHEET

		31 March	31 March	31 December
USDm	Note	2021	2020	2020
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings		5.9	8.4	7.1
Vessels and capitalized dry-docking	2	1,719.2	1,789.5	1,722.5
Prepayments on vessels	3	24.8	16.9	12.0
Other plant and operating equipment		7.2	4.7	6.8
Total tangible fixed assets		1,757.1	1,819.5	1,748.4

Financial assets
Investments in joint ventures		1.6	1.1	1.6
Loan receivables		4.6	4.6	4.6
Deferred tax asset		0.6	-	0.3
Total financial assets		6.8	5.7	6.5

Total non-current assets		1,763.9	1,825.2	1,754.9

CURRENT ASSETS
Bunkers		30.0	38.2	22.5
Freight receivables		52.2	97.3	58.6
Other receivables		33.7	6.1	24.8
Prepayments		3.0	5.3	2.2
Cash and cash equivalents including restricted cash		116.5	129.3	135.6
Current assets, excluding assets held-for-sale		235.4	276.2	243.7

Total current assets		235.4	276.2	243.7

TOTAL ASSETS		1,999.3	2,101.4	1,998.6

		31 March	31 March	31 December
USDm	Note	2021	2020	2020
EQUITY AND LIABILITIES
EQUITY
Common shares		0.7	0.7	0.7
Share premium		102.8	101.4	102.0
Treasury shares		-4.2	-4.2	-4.2
Hedging reserves		-14.7	-29.4	-20.7
Translation reserves		0.4	0.1	0.4
Retained profit		918.6	976.9	939.3
Total equity		1,003.6	1,045.5	1,017.5

LIABILITIES
NON-CURRENT LIABILITIES
Non-current tax liability related to held over gains		45.2	44.9	44.9
Borrowings	4	743.5	812.2	739.6
Total non-current liabilities		788.7	857.1	784.5

CURRENT LIABILITIES
Borrowings	4	109.6	108.1	102.9
Trade payables		18.7	29.3	14.4
Current tax liabilities		1.1	1.2	1.4
Other liabilities		59.3	60.2	59.6
Provisions	5	18.3	-	18.3
Total current liabilities		207.0	198.8	196.6

Total liabilities		995.7	1,055.9	981.1

TOTAL EQUITY AND LIABILITIES		1,999.3	2,101.4	1,998.6

Contingent liabilities	6
Contractual obligations and rights	7
Post balance sheet date events	8
Related party transactions	9
Accounting policies	10

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	15

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
1 JANUARY- 31 MARCH
USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2021	0.7	102.0	-4.2	-20.7	0.4	939.3	1,017.5

Comprehensive income/loss for the period
Net profit/(loss) for the period	-	-	-	-	-	-21.3	-21.3
Other comprehensive income/(loss) for the period	-	-	-	6.0	-	-	6.0
Total comprehensive income/(loss) for the period	-	-	-	6.0	-	-21.3	-15.3
Capital increase	-	0.8	-	-	-	-	0.8
Transaction costs capital increase	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	0.6	0.6
Acquisition treasury shares, cost	-	-	-	-	-	-	-
Total changes in equity for the period	-	0.8	-	6.0	-	-20.7	-13.9

Equity as of 31 March 2021	0.7	102.8	-4.2	-14.7	0.4	918.6	1,003.6

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2020	0.7	101.3	-2.9	-11.8	0.3	920,0	1,007.6

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	-	56.4	56.4
Other comprehensive income/(loss) for the period	-	-	-	-17.6	-0.2	-	-17.8
Total comprehensive income/(loss) for the period	-	-	-	-17.6	-0.2	56.4	38.6
Capital increase	-	0.1	-	-	-	-	0.1
Transaction costs capital increase	-	-	-	-	-	0.5	0.5
Share-based compensation	-	-	-	-	-	-	-
Acquisition treasury shares, cost	-	-	-1.3	-	-	-	-1.3
Total changes in equity for the period	-	0.1	-1.3	-17.6	-0.2	56.9	37.9

Equity as of 31 March 2020	0.7	101.4	-4.2	-29.4	0.1	976.9	1,045.5

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	16

CONDENSED CONSOLIDATED CASHFLOW STATEMENT

USDm	Q1 2021	Q1 2020	FY 2020
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the year	-21.3	56.4	88.1

Reversals:
Profit from sale of vessels	-	-	-1.1
Depreciation	30.5	31.4	121.9
Impairment losses and reversal of impairment losses on tangible assets	-	-	11.1
Share of profit/(loss) from joint ventures	-0.1	-	0.2
Financial income	-0.3	-0.9	-0.5
Financial expenses	9.8	14.2	49.9
Tax expenses	0.2	0.4	1.4
Other non-cash movements	7.0	0.6	1.1

Dividends received from joint ventures	0.3	0.3	0.3
Interest received and realized exchange gains	0.1	0.1	0.6
Interest paid and realized exchange losses	-10.0	-18.7	-52.9
Income taxes paid	-0.2	-0.2	-0.2
Change in bunkers, receivables and payables, etc.	-6.2	-33.8	15.9

Net cash flow from operating activities	9.8	49.8	235.8

USDm	Q1 2021	Q1 2020	FY 2020
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-41.0	-68.6	-173.1
Sale of tangible fixed assets	-	9.2	83.7
Change in restricted cash	9.1	-3.7	-30.4

Net cash flow from investing activities	-31.9	-63.1	-119.8

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	38.4	526.3	734.3
Repayment, borrowings	-27.0	-458.7	-746.5
Dividend paid	-	-	-70.6
Capital increase	0.8	0.1	0.8
Purchase/disposal of treasury shares	-	-1.3	-1.3

Net cash flow from financing activities	12.2	66.4	-83.3

Net cash flow from operating, investing and financing activities	-9.9	53.1	32.7

Cash and cash equivalents as of 1 January	89.5	56.8	56.8
Cash and cash equivalents as of 31 March	79.6	109.9	89.5
Restricted cash equivalents as of 31 March	36.9	19.4	46.1
Cash and cash equivalents including restricted cash as of 31 March	116.5	129.3	135.6

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	17

NOTES

NOTE 1 – STAFF COSTS

USDm	Q1 2021	Q1 2020	FY 2020

Included in operating expenses	2.4	1.9	9.2
Included in administrative expenses	11.3	11.0	41.5
Total staff costs	13.7	12.9	50.7

NOTE 2 – VESSELS AND CAPITALIZED DRY-DOCKING

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 63.5m (31 March 2020: USD 64.2m, 31 December 2020: USD 66.1m).

The depreciation for the three months ended 31 March 2021 related to "Other plant and operating equipment" of USD 0.6m (31 March 2020: USD 0.2m, 31 December 2020: USD 1.2m) and “Land and buildings” of USD 0.4m (31 March 2020: USD 0.5m, 31 December 2020: USD 2.3m) is related to the “Administrative expenses”.

Impairment assessment
For determination of the vessel values, TORM has carried out an impairment indicator assessment of the most significant assumptions used in the fair value and value in use calculations for the Annual Report 2020 (please refer to Note 8 in the Annual Report 2020). Based on this, TORM has assessed that no impairment indicators are noted, as there were no significant changes in the assumptions to either the fair value or the value in use, and therefore TORM does not find any need to reassess the recoverable amount as of 31 March 2021.

NOTE 2 – continued

	31 March	31 March	31 December
USDm	2021	2020	2020

Cost:
Balance as of beginning of period	2,160.1	2,064.2	2,064.2
Additions	24.4	30.9	102.5
Disposals	-2.2	-7.0	-29.8
Transferred from prepayments	1.6	114.4	148.1
Transferred to assets held-for-sale	-	-	-124.9
Balance	2,183.9	2,202.5	2,160.1

Depreciation:
Balance as of beginning of period	406.2	360.6	360.6
Disposals	-2.2	-7.0	-29.8
Depreciation for the period	29.3	30.6	118.4
Transferred to assets held-for-sale	-	-	-43.0
Balance	433.3	384.2	406.2

Impairment:
Balance as of beginning of period	31.4	28.8	28.8
Impairment losses on tangible fixed assets	-	-	11.1
Transferred to assets held-for-sale	-	-	-8.5
Balance	31.4	28.8	31.4

Carrying amount	1,719.2	1,789.5	1,722.5

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	18

NOTE 3 – PREPAYMENTS ON VESSELS

	31 March	31 March	31 December
USDm	2021	2020	2020

Balance as of beginning of period	12.0	95.0	95.0
Additions	14.4	36.3	65.1
Transferred to vessels	-1.6	-114.4	-148.1
Carrying amount	24.8	16.9	12.0

NOTE 4 – MORTGAGE DEBT AND BANK LOANS

	31 March	31 March	31 December
USDm	2021	2020	2020

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	109.5	108.2	101.8
Falling due between one and two years	109.6	182.7	101.9
Falling due between two and three years	108.8	103.2	102.1
Falling due between three and four years	116.8	91.0	114.4
Falling due between four and five years	189.5	101.8	106.9
Falling due after five years	223.0	335.8	315.3
Total	857.2	922.7	842.4

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 11.4m (31 March 2020: USD 11.4m, 31 December 2020: USD 10.9m), which are amortized over the term of the loans and debt regarding Land and buildings & Other plant and operating equipment USD 7.4m (31 March 2020: USD 9.0m, 31 December 2020: USD 8.3m)

As of 31 March 2021, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2021.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	19

NOTE 5 – PROVISIONS

In 2020 the Group was involved in two cargo claims, both relating to one customer having issued indemnities to TORM for safe discharge of cargoes, and not being able to honor those indemnity obligations. Both cases involved irregular activities by the customer in relation to the handling of bills of lading. Legal action has been initiated by the Group in the UK and in India against the customer and a number of individual owners and management representatives. The Group has recognized provisions in the total amount of USD 18.3m relating to the two claims. The proceedings are ongoing and therefore the provisions recognized are subject to uncertainty related to both timing and amount.

NOTE 6 – CONTINGENT LIABILITIES

The Group is involved in certain legal proceedings and disputes. It is Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on the Group’s financial position, results of operations and cash flows.

The Group operates in a wide variety of jurisdictions, in some of which the tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group's activities. Whilst the Group considers that it operates in accordance with applicable tax law, there are potential tax exposures in respect of its operations, the impact of which cannot be reliably estimated but could be material.

NOTE 7 – CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 31 March 2021, TORM has contractual obligations regarding investment commitments including newbuilding and second-hand commitments of USD 209.7m (31 March 2020: USD 111.5m, 31 December 2020: USD 100.6m).

NOTE 8 – POST BALANCE SHEET DATE EVENTS

On 9 April 2021, 877,128 A-shares were issued as result of the delivery of the first vessel in the TEAM Tankers Deep Sea Ltd transaction, the MR vessel TEAM Corrido.

On 14 April 2021, TORM held its Annual General Meeting.

On 15 April 2021, 14,178 A-shares were issued in connection with exercise of corresponding number of Restricted Share Units.

On 19 April 2021, 824,864 A-shares were issued as result of the delivery of the second vessel in the TEAM Tankers Deep Sea Ltd transaction, the MR vessel TEAM Amorina.

After the end of the quarter, TORM has purchased the three 2015-built scrubber-fitted and fuel-efficient LR2 vessels Nissos Schinoussa, Nissos Heraclea and Nissos Therassia from Okeanis Eco Tankers Corp. for a total consideration of USD 120.8m. TORM has obtained commitment for the financing of two of the vessels from Danish Ship Finance for USD 60.0m subject to finalization of the documentation. The third vessel is expected to be financed through a sale and leaseback agreement with a Chinese financial institution for proceeds of USD 32.2m.

After the end the quarter, TORM has also sold the MR vessel TORM Carina. Net of debt repayment, the sale will generate USD 6m in liquidity. The vessel is expected to be delivered to the new owner during the second quarter of 2021.

NOTE 9 – RELATED PARTY TRANSACTIONS

During the three months ended 31 March 2021, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 0.9m in total. The joint venture will continue to assist TORM in installing scrubbers.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	20

NOTE 10 – ACCOUNTING POLICIES

General information
The information for the year ended 31 December 2020 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor's report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

Significant accounting policies
The interim report for the period 1 January-31 March 2021 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and as issued by the IASB. Except where stated otherwise, the interim report has been prepared using the same accounting policies and methods of computation as the Annual Report 2020. New standards effective for annual periods beginning 1 January 2021 have not had any material effect on the interim report. The accounting policies are described in more detail in the Annual Report 2020. The interim report for the period 1 January-31 March 2021 is not audited or reviewed, in line with normal practice.

For critical estimates and judgements, please refer to the Annual report 2020, page 120.

Going concern
The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants within its loan facilities. As of 31 March 2021, TORM’s available liquidity including undrawn facilities was USD 329.4m, including a total cash position of USD 116.5m (including restricted cash of USD 36.9m ). TORM’s net interest-bearing debt was USD 743.4m, and the net debt loan-to-value ratio was 55%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The principal risks and uncertainties facing the Group are set out on page 10. Currently, extra attention is given to the implications of COVID-19 on TORM’s operations and the associated effects on the product tanker market. The expected effects have been addressed in the sensitivity analysis.

The Board of Directors has considered the Group’s cash flow forecasts and the expected compliance with the Company’s financial covenants for a period of not less than 12 months from the date of approval of this interim report. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, the Group will be able to continue in operational existence and comply with its financial covenants for the next 12 months. Accordingly, the Group continues to adopt the going concern basis in preparing its financial statements.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	21

CONDENSED CONSOLIDATED INCOME STATEMENT PER QUARTER

USDm	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Revenue	124.1	116.3	160.7	227.8	242.6
Port expenses, bunkers and commissions	-47.4	-39.3	-50.8	-53.4	-84.4
Operating expenses	-44.3	-45.0	-47.1	-43.2	-43.1
Profit from sale of vessels	-	0.1	0.8	0.2	-
Administrative expenses	-13.6	-13.1	-11.7	-12.2	-13.8
Other operating income and expenses	-	-10.9	-8.4	-0.1	0.2
Share of profit/(loss) from joint ventures	0.1	-0.0	-0.1	-0.1	-
Impairment losses and reversal of impairment on tangible assets	-	-6.3	-1.5	-3.3	-
Depreciation	-30.5	-30.4	-29.5	-30.6	-31.4
Operating profit/(loss) (EBIT)	-11.6	-28.7	12.4	85.1	70.1

Financial income	0.3	-0.8	0.1	0.3	0.9
Financial expenses	-9.8	-10.2	-11.5	-14.0	-14.2

Profit/(loss) before tax	-21.1	-39.7	1.0	71.4	56.8

Tax	-0.2	-0.3	-0.4	-0.3	-0.4
Net profit/(loss) for the period	-21.3	-40.0	0.6	71.1	56.4

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	-0.29	-0.54	0.01	0.96	0.76
Diluted earnings/(loss) per share (USD)	-0.28	-0.54	0.01	0.96	0.75

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	22

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the year	-21.3	-40.0	0.6	71.1	56.4

Reversals:
Profit from sale of vessels	-	-0.1	-0.8	-0.2	-
Depreciation	30.5	30.4	29.5	30.6	31.4
Impairment losses and reversal of impairment losses on tangible assets	-	6.3	1.5	3.3	-
Share of profit/(loss) from joint ventures	-0.1	-	0.1	0.1	-
Financial income	-0.3	0.8	-0.1	-0.3	-0.9
Financial expenses	9.8	10.2	11.5	14.0	14.2
Tax expenses	0.2	0.3	0.4	0.3	0.4
Other non-cash movements	7.0	0.4	-0.3	0.4	0.6
Dividends received from joint ventures	0.3	-	-	-	0.3
Interest received and realized exchange gains	0.1	0.1	0.1	0.3	0.1
Interest paid and realized exchange losses	-10.0	-10.6	-11.4	-12.2	-18.7
Income taxes paid	-0.2	-	-	-	-0.2
Change in bunkers, receivables and payables, etc.	-6.2	22.4	21.4	5.9	-33.8

Net cash flow from operating activities	9.8	20.2	52.5	113.3	49.8

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	23

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-41.0	-37.8	-18.9	-47.8	-68.6
Sale of tangible fixed assets	-	18.4	46.3	9.8	9.2
Change in restricted cash	9.1	-17.2	-8.6	-0.8	-3.7

Net cash flow from investing activities	-31.9	-36.6	18.8	-38.8	-63.1

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	38.4	150.3	35.0	22.7	526.3
Repayment, borrowings	-27.0	-172.2	-76.5	-39.1	-458.7
Dividend paid	-	-	-63.2	-7.4	-
Capital increase	0.8	0.2	-	0.5	0.1
Purchase/disposal of treasury shares	-	-	-	-	-1.3

Net cash flow from financing activities	12.2	-21.7	-104.7	-23.3	66.4

Net cash flow from operating, investing and financing activities	-9.9	-38.1	-33.4	51.2	53.1

Cash and cash equivalents, beginning balance	89.5	127.7	161.1	109.9	56.8
Cash and cash equivalents, ending balance	79.6	89.5	127.7	161.1	109.9
Restricted cash, ending balance	36.9	46.1	28.8	20.2	19.4
Cash and cash equivalents including restricted cash, ending balance	116.5	135.6	156.5	181.3	129.3

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	24

GLOSSARY
KEY FINANCIAL FIGURES

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	25

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report and therefore we refer to the principles for these on pages 166-170 in the TORM plc Annual Report 2020. See www.torm.com/investors.

Net profit/(loss) for the year excluding non-recurrent items: Net profit excluding impairment is net profit less impairment and reversals of impairment generated from impairment testing during the year (Please refer to Note 2). The Company reports Net profit excluding impairment because we believe it provides additional meaningful information to investors regarding the operational performance excluding fluctuations in the valuation of fixed assets. The APM replaces “Net profit/(loss) for the year excluding impairment as it is more relevant and provides more useful information.

USDm	Q1 2021	Q1 2020	FY 2020
Reconciliation to net profit/(loss) for the year
Net profit/(loss) for the year	-21.3	56.4	88.1
Profit from sale of vessels	-	-	-1.1
Impairment losses and reversals on tangible assets	-	-	11.1
Expense of capitalized bank fees at refinancing	-	1.5	2.8
Termination of finance leases	-	-	2.7
Provisions	-	-	18.5
Net profit/(loss) for the year ex.non-recurrent items	-21.3	57.9	122.1

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

USDm	Q1 2021	Q1 2020	FY 2020
Reconciliation to revenue
Revenue	124.1	242.6	734.4
Port expenses, bunkers and commissions	-47.4	-84.4	-214.9
TCE earnings	76.7	158.2	519.5

Gross profit: TORM defines Gross profit, a performance measure, as revenues less port expenses, bunkers and commissions, charter hire and operating expenses. The Company reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q1 2021	Q1 2020	FY 2020
Reconciliation to revenue
Revenue	124.1	242.6	734.4
Port expenses, bunkers and commissions	-47.4	-84.4	-214.9
Operating expenses	-44.3	-43.1	-178.4
Gross profit	32.4	115.1	341.1

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	26

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which the Company deems to be equivalent to “interest” for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans and leasing liabilities, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure, which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investor in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	Q1 2021	Q1 2020	FY 2020
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	-21.3	56.4	88.1
Tax	0.2	0.4	1.4
Financial expenses	9.8	14.2	49.9
Financial income	-0.3	-0.9	-0.5
Depreciation	30.5	31.4	121.9
Impairment losses and reversal of impairment on tangible assets	-	-	11.1
EBITDA	18.9	101.5	271.9

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	Q1 2021	Q1 2020	FY 2020
Operating profit/(loss) (EBIT)	-11.6	70.1	138.9
Tax	-0.2	-0.4	-1.4
EBIT less Tax	-11.8	69.7	137.5
EBIT less Tax - Full year equivalent	-47.2	278.8	137.5

Invested capital, opening balance	1,719.4	1,786.0	1,786.0
Invested capital, ending balance	1,735.0	1,831.9	1,719.4
Average invested capital	1,727.2	1,809.0	1,752.7

Return on Invested Capital (RoIC)	-2.7%	15.4%	7.8%

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	27

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines Adjusted RoIC as earnings before interest and tax (EBIT) less tax and impairment losses and reversals, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in the Group adjusted for impacts related to the impairment of the fleet. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:
USDm	Q1 2021	Q1 2020	FY 2020
EBIT less Tax - Full year equivalent	-47.2	278.8	137.5
Profit from sale of vessels	-	-	-1.1
Impairment losses and reversals on tangible assets	-	-	11.1
Provisions	-	-	18.5
EBIT less tax and impairment	-47.2	278.8	166.0

Average invested capital¹⁾	1,727.2	1,809.0	1,752.7
Average impairment ²⁾	-	28.8	41.5
Average invested capital less average impairment	1,727.2	1,837.8	1,794.2

Adjusted RoIC	-2.7%	15.2%	9.3%

¹⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.
²⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held for sale (when applicable), deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. The Company believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	31 March	31 March	31 December
USDm	2021	2020	2020
Tangible and intangible fixed assets	1,757.1	1,819.5	1,748.4
Investments in joint ventures	1.6	1.1	1.6
Bunkers	30.0	38.2	22.5
Accounts receivables ¹⁾	88.9	108.7	85.6
Non-current tax liability related to held over gains	-45.2	-44.9	-44.9
Trade payables ²⁾	-78.0	-89.5	-74.1
Provisions	-18.3	-	-18.3
Current tax liabilities	-1.1	-1.2	-1.4
Invested capital	1,735.0	1,831.9	1,719.4

¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables and Other liabilities.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	28

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities and amortized bank fees less cash, cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

	31 March	31 March	31 December
USDm	2021	2020	2020
Borrowings	864.5	931.7	853.3
Loan receivables	-4.6	-4.6	-4.6
Cash and cash equivalents, including restricted cash	-116.5	-129.3	-135.6
Net interest-bearing debt	743.4	797.8	713.1

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

	31 March	31 March	31 December
USDm	2021	2020	2020
Net Asset Value per share
Total vessel values including newbuildings (broker values)	1,705.1	1,832.1	1,585.3
Committed CAPEX on newbuildings	-209.7	-111.5	-100.6
Cash position	116.5	129.3	135.6
Loan receivables	4.6	4.6	4.6
Bunkers	30.0	38.2	22.5
Freight receivables	52.2	97.3	58.6
Other receivables	33.7	6.1	24.9
Other plant and operating equipment	7.2	4.7	6.8
Land and buildings	5.9	8.4	7.1
Investments in joint ventures	1.6	1.1	1.6
Prepayments	3.0	5.3	2.2
Outstanding debt ¹⁾	-864.5	-931.7	-853.3
Trade payables	-18.7	-29.3	-14.4
Provisions	-18.3	-	-18.3
Other liabilities	-59.3	-60.2	-59.8
Current tax liabilities	-1.1	-1.2	-1.4
Total Net Asset Value (NAV)	788.2	993.2	801.4
Total number of shares, end of period excluding treasury shares (million)	74.4	74.8	74.4

Total Net Asset Value per share (NAV/share)	10.6	13.3	10.8

¹⁾ Outstanding debt includes long-term and short-term borrowings, excluding capitalized loan costs.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	29

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as Vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	31 March	31 March	31 December
USDm	2021	2020	2020

Vessel values including newbuildings (broker values)	1,705.1	1,832.1	1,585.3
Total (value)	1,705.1	1,832.1	1,585.3

Outstanding debt regarding vessels ¹⁾	864.5	931.7	853.3
- Hereof debt regarding Land and buildings & Other plant and operating equipment	-7.4	-9.0	-8.3
Committed CAPEX on newbuildings	209.7	111.5	100.6
Loan receivable	-4.6	-4.6	-4.6
Cash and cash equivalents	-116.5	-129.3	-135.6
Total (loan)	945.7	900.3	805.4

Net Loan-to-value (LTV) ratio	55.5%	49.1%	50.8%

¹⁾ Outstanding debt regarding vessels includes long-term and short-term borrowings, excluding lease liabilities related to right-of-use assets, as well as capitalized loan costs.

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities.

TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Furthermore, it expresses TORM’s ability to act and invest when possibilities occur.

USDm	Q1 2021	Q1 2020	FY 2020
Cash and cash equivalents, including restricted cash	116.5	129.3	135.6
Undrawn credit facilities and committed facilities incl. sale & leaseback financing transactions	212.9	143.7	132.2
Liquidity	329.4	273.0	267.8

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021	30